Exhibit 99.1

New Customer Selects Silicom
Edge System for its Multi-Site Networking
Solutions

- $1 million annual run rate with potential for a significant multi-million-dollar scale-up -

KFAR SAVA, Israel – July  7, 2025 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured its first Design Win with a US-based provider of Edge-based networking solutions for multi-site businesses. The product is an advanced Edge device that the customer will deploy to enhance the scalability, security and efficiency of its solutions.

Silicom has customized the device to meet the customer’s exact specifications, and the customer expects to begin deployment by the end of 2025. Full ramp up is expected to be achieved during 2026, with a projected run rate of approximately $1 million per year.

“We have been in discussions with the customer for a long time, building a relationship that has now positioned us as their trusted technology and product partner,” commented Liron Eizenman, Silicom’s CEO. “The customer’s forecast is based on its current needs for existing customers and projects only. The customer is currently pursuing several additional sizeable projects using the same Silicom Edge device, each with a potential for related revenues of $1 million and more. Securing one or more of these prospects has the potential to scale-up this Design Win to multi-million-dollar revenues, year after year.

“Meanwhile, we continue discussing another customized Edge product that the customer would need for an additional use case. This potential Design Win also represents sales potential of an additional several million dollars per year.”

Mr. Eizenman continued, “Our success with this customer demonstrates, once again, the value of our industry reputation as a trusted technology and product partner and its power to create new business for us, time after time. We are proud to continue deepening this new relationship, and are confident that it will lead to sales of more Silicom products and solutions.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom’s increasing dependence for substantial revenue growth on a limited number of customers, the speed and extent to which Silicom's solutions are adopted by the relevant markets, difficulty in commercializing and marketing of Silicom’s products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to its manufacturing, sales & marketing, development and customer support activities, the impact of the wars in Gaza and in the Ukraine, attacks on shipping by Huthis in the Red Sea, rising inflation, rising interest rates and volatile exchange rates, as well as any continuing or new effects resulting from the COVID-19 pandemic, and  the global economic uncertainty, which may impact customer demand by encouraging them to exercise greater caution and selectivity with their short-term IT investment plans. The factors noted above are not exhaustive.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by the Company and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com